Exhibit 10(c)

DEFERRED COMPENSATION PLAN

FOR NON-EMPLOYEE DIRECTORS OF TRW INC.

Amended and Restated as of:

October 23, 2002

Deferred Compensation Plan
for Non-Employee Directors of TRW Inc.

Table of Contents

Section 1. *Effective Date.*

The effective date of the Deferred Compensation Plan for Non-Employee Directors of TRW Inc. (the "Plan") is July 1, 1997 (the "Effective Date").

Section 2. *Purpose.*

The purposes of the Plan are to align a significant portion of Director compensation with creating and sustaining shareholder value and to attract and retain a diverse and truly superior Board of Directors. The Plan is intended to serve as the mechanism that will allow each eligible Director to defer all or a portion of the compensation otherwise payable to him or her for his or her services to TRW Inc. (the "Company").

Section 3. *Eligibility.*

Each Director of the Company who is not an employee of the Company or of one of its subsidiaries shall be eligible to, and shall participate in, the Plan (the "Eligible Director"). Following the Effective Date of the Plan, (i) a non-employee Director will be deemed an Eligible Director as of the effective date of his or her election as a Director of the Company, and (ii) an employee Director will be deemed an Eligible Director as of the date he or she ceases to be an employee of the Company or of one of its subsidiaries but continues to be a Director, in accordance with the provisions of the Directors' retirement policy as amended from time to time. Eligibility to receive and defer compensation pursuant to this Plan will cease upon the earlier of the Eligible Director's termination of service as a Director of the Company or upon his or her death.

Section 4. *Administration.*

The Plan shall be administered by a committee (the "Committee") consisting of the following three officers of the Company: the Executive Vice President and Chief

Financial Officer, the Executive Vice President and General Counsel, and the Executive Vice President of Human Resources. The Committee shall have the power to (i) determine all questions of fact or interpretation regarding Plan provisions; (ii) adopt rules, regulations and procedures deemed necessary and appropriate to carry out the Plan's operation; and (iii) maintain or cause to be maintained necessary and appropriate records. The Committee's determinations on questions of fact or interpretation of Plan provisions will be binding on all parties.

The Committee may delegate its authority to carry out specific responsibilities given to it under the Plan.

Section 5. *Deferral of Compensation.*

(a) *Automatic Deferral.* One-half (50 percent) of the annual retainer, exclusive of any retainer paid for chairing a Committee of the Directors, (the "Base Annual Retainer") otherwise payable by the Company to an Eligible Director for his or her services to the Company on or after the Effective Date, will be automatically deferred in equivalent shares of TRW Common Stock (the "Automatic Deferral") under the Plan. The shares will be held in trust for the Eligible Director's benefit.

(b) *Elective Deferral.* In addition to the Automatic Deferral described above, an Eligible Director may elect to defer all or a portion of the remaining 50 percent of his or her Base Annual Retainer (the "Elective Deferral"), expressed either as a dollar amount or as a percentage, and any retainer that he or she may receive for chairing one of the Committees of the Directors of the Company (together, the "Available Retainer"), as well as any additional compensation set for committees, assignments or the performance of special projects.

With respect to the initial elections under the Plan for 1997, an Eligible Director may elect to defer all or any portion of the Available Retainer for services to be performed on or after the Effective Date, by completing a deferral election form prescribed by the Secretary of the Company (the "Secretary") and returning it to the Secretary with the following effect: (i) on or before June 13, 1997 for effect as of July 1; (ii) on or before July 15, 1997 for effect by August 1; and (iii) on or before July 31, 1997 for effect September 1.

An Eligible Director who (i) is elected a Director of the Company following the Effective Date of the Plan or (ii) ceases to be an employee of the Company or one of its subsidiaries but continues to be a Director may choose to defer all or any portion of the Available Retainer for his or her subsequent services to the Company, provided that the prescribed deferral election form is delivered to the Secretary within 30 days after the effective date of the Eligible Director's (i) election as a Director of the Company or (ii) change in employment status.

For years subsequent to 1997, an Eligible Director who elects to defer all or a portion of the Available Retainer must execute the prescribed election form and deliver it to the Secretary prior to the first day of the calendar year for which the election is to be effective. If the Director becomes eligible to participate in the Plan during the calendar year, the prescribed deferral election form must be delivered to the Secretary within 30 days after the effective date of the Eligible Director's (i) election as a Director of the Company or (ii) change in employment status.

Section 6. *Effect of Deferral Elections.*

Deferral elections, expressed either as a dollar amount or as a percentage, made under this Plan with respect to any calendar year may not be amended or revoked after the beginning of the calendar year with respect to compensation to be received for services performed during that calendar year.

Section 7. *Deferred Compensation Account.*

As of the Effective Date of the Plan, or the effective date of the Director's eligibility, as appropriate, the Company shall establish an unfunded deferred compensation account (the "Account") for each Eligible Director consisting of an Automatic Deferral portion and an Elective Deferral portion, if any.

(a) *Automatic Deferral Portion*. The Company will establish a trust account for the benefit of the Eligible Directors. On the first business day of each month, the Company will transfer to the trustee of the trust account one-twelfth (1/12) of the amount of each Eligible Director's Automatic Deferral, to be used by the trustee to purchase equivalent shares of TRW Common Stock that will be held in the trust account. The trustee will participate in the Company's Dividend Reinvestment Plan, and all cash dividends will be reinvested in TRW Common Stock for the Eligible Directors' benefit.

(b) *Elective Deferral Portion*. This portion of the Eligible Director's Account will consist of (i) amounts rolled over from the Eligible Director's Account under the former Deferred Compensation Plan for Non-Employee Directors of TRW Inc., if applicable, and (ii) any portion of the Available Retainer that the Eligible Director elects to defer. These amounts will be held in phantom accounts and indexed to the performance of one or more investment funds established under The TRW Employee Stock Ownership and Stock Savings Plan (the "Stock Savings Plan"). Subject to consummation of the merger (the "Merger") contemplated by the Agreement and Plan of Merger dated as of June 30, 2002 by and among TRW, Northrop Grumman Corporation and Richmond Acquisition Corp., as may be amended from time to time (the "Merger Agreement") each phantom share of TRW Common Stock allocated to the account of an Eligible Director in the Plan as of the Effective Time (as defined in the Merger Agreement) shall be converted into phantom shares of Northrop Grumman Common Stock at the Exchange Rate (as defined in the

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Merger Agreement), and the TRW Stock Fund under the Plan shall be converted into a Northrop Grumman Stock Fund.

Allocation of the Elective Deferral portion of the Eligible Director's Account to any of the available investment funds must be made in increments of 1 percent. The Eligible Director's allocation choices shall be implemented as soon as practicable, in the sole discretion of the Committee.

Subject to any restrictions imposed by Section 16(b) of the Securities Exchange Act of 1934, the Eligible Director may, at any time, (i) change his or her allocation choices with respect to future Elective Deferrals or (ii) reallocate the hypothetical investment earnings in the existing Elective Deferral portion of his or her Account. Changes or reallocations so made must also be in increments of 1 percent.

The Committee shall have the right to substitute investment fund choices for the Elective Deferral portion of the Accounts from time to time, without adversely affecting existing accruals in the Eligible Directors' Accounts.

Hypothetical investment earnings shall continue to accrue until the Eligible Director's Account is fully distributed.

Section 8. *Value of Deferred Compensation Accounts.*

The value of each Eligible Director's Account shall reflect all amounts deferred, including gains and losses from the hypothetical investments, and shall be determined on the last day of each month (the "Valuation Date"). The value of hypothetical investments in the Stock Savings Plan shall be based upon the valuation date under the Stock Savings Plan coincident with or immediately preceding such Valuation Dates.

The amount in an Eligible Director's Account as of each Valuation Date that has not been previously deemed invested shall be deemed invested in a hypothetical investment on such date, based on the value of the hypothetical investment on such date.

Section 9. *Distribution of Account.*

No distributions may be made from an Eligible Director's Account, except as provided in this Section and Sections 11 and 12.

(a) *Automatic Deferral Portion.* Automatic Deferral amounts and earnings from the Company's Dividend Reinvestment Plan credited to an Account shall be distributed, beginning as soon as practicable, after the Eligible Director ceases to hold office as a Director of the Company. The distribution shall be made in whole shares of TRW Common Stock, valued at the fair market value of a share of TRW Common Stock on the date of distribution. The Eligible Director shall specify, at the time set forth in Section 5 for making Elective Deferrals, how distribution is to be made with respect to this portion of his or her Account:

  (1) as a single payment, with any fractional shares being paid in cash; or

  (2) in regular annual installments payable over a period not to exceed 10 years, with fractional shares paid in cash at the time of the final installment payment.

(b) *Elective Deferral Portion.* Elective Deferral amounts and the relevant hypothetical investment earnings credited to an Account shall be distributed in accordance with the instructions given to the Secretary by the Eligible Director at the time of his or her election to defer all or a portion of the Available Retainer and may begin as of:

  (1) the date the Eligible Director ceases to hold office as a Director of the Company;

(2) the date the Eligible Director reaches an age at which he or she may earn unlimited amounts without penalty under the Social Security Act and the regulations promulgated thereunder; or

(3) such other date specified by the Eligible Director on the election form (at least two years from the date deferral of compensation begins).

Distribution of an Account may be made as a single payment or in regular annual installments over a period of not more than 10 years.

All distributions from the Elective Deferral portion of the Account will be made in cash, denominated and payable in United States dollars, equal to the amounts deferred and any gains or losses on those amounts, based on the performance of the investment funds to which the Eligible Director allocated his or her deferred compensation.

The Eligible Director may change his or her Elective Deferral distribution instructions by subsequent written notice to the Secretary, but any such change will apply only to future deferrals. If an Eligible Director should fail to give the Secretary instructions as to the type of distribution preferred, his or her Account will be distributed as a single payment as soon as practicable following the date on which he or she ceases to hold office as a Director of the Company.

Section 10. *Acceleration of Account Distribution Due to Unforeseeable Emergency.*

An Eligible Director will be permitted to receive distribution of all or a part of the Elective Deferral portion of his or her Account if the Committee determines that an unforeseeable emergency has occurred. An unforeseeable emergency is one that is caused by an event beyond the Eligible Director's control and that would cause severe financial hardship to him or her if the distribution of all or a part of the Elective

Deferral portion of his or her Account were not approved. Any distribution approved under this provision shall be limited to the amount deemed necessary to meet the emergency.

Section 11. *Death of Eligible Director; Distribution of Account Balance.*

In the event of the death of an Eligible Director before he or she has received full distribution of his or her Account, the value of the Account balance remaining to be distributed shall be determined as of the Valuation Date coincident with or immediately following the Eligible Director's death. The Account balance shall, as soon as practicable, be distributed in a single payment to the beneficiary or beneficiaries designated by the Eligible Director. In the event that an Eligible Director has failed to name a beneficiary, his or her Account balance shall be distributed to his or her estate.

Section 12. *Acceleration of Account Distribution Due to Change in Control.*

In the event of a change in control of the Company, an Eligible Director's Account balance may become subject to immediate distribution in accordance with the Eligible Director's election instructions; provided, however, that the Eligible Director specifically stipulated on his or her election form that such accelerated payout be made. An Eligible Director may, by subsequent written notice to the Secretary, change his or her election with respect to whether an accelerated payout be made with respect to the Automatic and/or Elective Deferral portions of his or her account, subject to a determination by the Company that such a change would not affect the deferral of compensation in taxable income under applicable law. Such subsequent election may be made separately for the Automatic and Elective Deferral portions of his or her account and if made would serve to supersede all prior elections related to accelerated payout in the event of a change in control with respect to each of the Automatic and the Elective Deferral portions of his or her account. For purposes of this Plan, a change in control, as defined in resolutions adopted by the Compensation

Committee of the Directors of the Company on February 28, 2002, will be deemed to have occurred if:

(i) The Company or any direct or indirect subsidiary of the Company is merged or consolidated or reorganized into or with another corporation or other legal person and as a result of such merger, consolidation or reorganization the securities of the Company entitled to vote generally in the election of Directors ("Voting Stock") outstanding immediately prior to such merger, consolidation or reorganization do not continue to represent (either by remaining outstanding or by being converted into voting securities of the surviving entity or any parent thereof) at least 51% of the combined voting power of the securities of the Company or such surviving entity or any parent thereof outstanding immediately after such merger, consolidation or reorganization;

(ii) The Company sells or otherwise transfers all or substantially all of its assets to any other corporation or other legal person if less than 51% of the combined voting power of the then-outstanding Voting Stock of such corporation or person immediately after such sale or transfer is held in the aggregate by the holders of Voting Stock of the Company immediately prior to such sale or transfer;

(iii) There is a report filed on Schedule 13D or Schedule 14D-1 (or any successor schedule, form or report), each as promulgated pursuant to the Securities Exchange Act of 1934 (the "Exchange Act"), disclosing that any person (as the term "person" is used in Section 13(d)(3) or Section 14(d)(2) of the Exchange Act) has acquired beneficial ownership (as the term "beneficial ownership" is defined under Rule 13d-3 or any successor rule or regulation promulgated under the Exchange Act) of securities representing 20% or more of the then-outstanding Voting Stock of the Company, other than pursuant to any acquisition of securities by the Company or any of its subsidiaries;

(iv) The Company shall file a report or proxy statement with the Securities and Exchange Commission pursuant to the Exchange Act disclosing in response to Item 1 of Form 8-K thereunder or Item 6(e) of Schedule 14A thereunder (or any successor schedule, form or report or item therein) that a change in control of the Company has occurred; or

(v) The following individuals cease for any reason to constitute at least a majority of the number of directors then serving: individuals who, on February 28, 2002, constitute the Directors of the Company and any new Director of the Company (other than a Director of the Company (A) whose initial assumption of office is in connection with an actual or threatened election contest, including but not limited to a consent solicitation, relating to the election of Directors of the Company and (B) who was nominated as a Director of the Company by a person other than the Company) whose appointment, election or nomination for election by the Company's shareholders was approved or recommended by a vote of at least two-thirds of the Directors of the Company then still in office who were Directors of the Company on February 28, 2002 or whose appointment, election or nomination for election was previously so approved or recommended.

Notwithstanding the foregoing provisions of clauses (iii) and (iv) above, a Change in Control shall not be deemed to have occurred solely because (A) the Company, (B) an entity in which the Company directly or indirectly beneficially owns more than 50% of the voting securities or (C) any Company-sponsored employee stock ownership plan or any other employee benefit plan of the Company, or any entity holding shares of Voting Stock for or pursuant to the terms of any such plan, either files or becomes obligated to file a report or a proxy statement under or in response to Schedule 13D, Schedule 14D-1, Item 1 of Form 8-K or Item 6(e) of Schedule 14A (or any successor schedule, form or report or item therein) under the Exchange Act, disclosing beneficial ownership by it of shares of Voting Stock of the Company, whether in excess of 20% or otherwise, or because the Company reports that a change in control of the Company has occurred by reason of such beneficial ownership by the entities described in clauses (A), (B) and (C) of this paragraph."

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Section 13. *Eligible Directors' Rights Unsecured.*

This Plan is deemed unfunded for tax purposes and is not governed by the Employee Retirement Income Security Act of 1974. Consequently, for purposes of this Plan, no assets shall be segregated and placed beyond the reach of the Company's general creditors. The right of an Eligible Director to receive future installments under the provisions of this Plan shall be an unsecured claim against the general assets of the Company. Accordingly, the Eligible Directors will have the status of general unsecured creditors of the Company, and the Plan constitutes a mere promise by the Company to make Account distributions in the future.

Section 14. *Assignability.*

The right of the Eligible Director, or of his or her beneficiary, to receive distribution of his or her Account pursuant to the provisions of this Plan are not subject in any manner to anticipation, alienation, sale, transfer, assignment, pledge, encumbrance, attachment or garnishment by creditors of the Eligible Director, or of his or her beneficiary, except by will or by the laws of descent and distribution.

Section 15. *Amendment.*

This Plan may at any time or from time to time be amended, modified or terminated by the Directors or the Executive Committee of the Directors of the Company. No amendment, modification or termination shall adversely affect an Eligible Director's Account, without his or her consent. Notwithstanding any provision to the contrary in this Section 15, effective upon consummation of the Merger, the Plan may not, except as required by law or regulation, be altered in any way that would negatively affect Eligible Directors with respect to benefits accrued at the time of adoption of any such alteration (including, without limitation, any alteration that would (A) affect the form or timing of payouts, or (B) materially reduce the number and types of investment alternatives under the Plan as available to Eligible Directors as of June 30, 2002 (it being understood that the elimination of any particular fund shall not be considered to negatively affect Plan Participants so long as the overall number and types of investment alternatives has not been materially reduced compared to the number and types of investment alternatives available under the Plan as of June 30, 2002)). The foregoing sentence shall not prohibit Northrop Grumman Corporation, following consummation of the Merger, from otherwise freezing or otherwise amending the Plan with respect to administrative provisions and future accruals.